UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

        NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS
            55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
         PURSUANT TO SECTION 54(c) OF TEE INVESTMENT COMPANY ACT OF 1940


     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election, submits the following information:


                                      Name:
                              Michelex Corporation
                      Address of Principal Business Office:
                      -------------------------------------
                                  63 Trade Road
                             Massena New York 13662

                                  Telephone No:
                                  -------------
                                 (315) 769-6616

               File No. under the Securities Exchange Act of 1934:
               ---------------------------------------------------
                                     0-26695


     Michelex Corporation is filing the notification to withdraw its election under section 54(a) of the Act for the following purpose:

     Michelex Corporation has modified its plan of operation and investment objectives and policies through a majority vote of the shareholders, and, for such reason, is filing the notification to withdraw its election under section 54(a) of the Act, The Company intends to focus on developing the underlying divisions of the Michelex Corporation (Michele Audio Division, Michelex Plastics Division, and Michelex Media Products Division) to achieve growth and add value to the shareholder and does not intend to acquire new operations in additional portfolio companies.

     This action was authorized by 58.71% of its outstanding voting securities by consent of the shareholders on December 22, 2004.

                                    SIGNATURE



     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Massena and the State of New York on the 22nd day of December, 2004.

                                      MICHELEX CORPORAT1ON


                                      /s/ Thomas Gramuglia
                                      --------------------
                                      Thomas Gramuglia
                                      Director, Vice-President and Treasurer




Attest: /s/ Cynthia Cassell
---------------------------
Cynthia Cassell
Assistant to the Vice President